UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                              E-City Software, Inc.
           -----------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   26830G 10 5
           -----------------------------------------------------------
                                 (CUSIP Number)



                             On Alert Systems, Inc.
                          1600 Canal Street, Ste 1418
                              New Orleans, LA 70112

                               Tel: 504-524-5425
     -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 23, 2003
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

                                  SCHEDULE 13D

CUSIP No. 26830G 10 5                                          Page 2 of 5 Pages


1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     On Alert Systems, Inc.  Tax Id# 45 0508387
     -----------

2.   Check The  Appropriate  Box If A Member Of A Group*
                                     (a) [ ]
                                     (b) [ ]
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3.   Sec Use Only
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4.   Source Of Funds

     PF
     --

5.   Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D)
     or 2(E)   [_]
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6.   Citizenship Or Place Of Organization

     Nevada
   ----------
                                     7     Sole Voting Power
 NUMBER OF                                 35,000,000
                                     -------------------------------------------
  Shares                             8     Shared Voting Power
Beneficially                               0
                                     -------------------------------------------
 Owned By                            9     Sole Dispositive Power
   Each                                    35,000,000
                                     -------------------------------------------
 Reporting                           10    Shared Dispositive Power
Person With                                0
                                     -------------------------------------------

11    Aggregate Amount Beneficially Owned By Each Reporting Person

      35,000,000
      ---------

12    Check If The Aggregate Amount In Row (11) Excludes Certain Shares   [ ]
------------------------------------------------------------------------------

13    Percent Of Class Represented By Amount In Row 11

      77.5%
      ---------

14    Type Of Reporting Person

      CO
      ---

                                  SCHEDULE 13D

CUSIP No. 26830G 10 5                                          Page 3 of 5 Pages


Item 1.  Security and Issuer.

     (a) The title of the class of securities to which this statement relates is the Common Stock of E-City Software, Inc. Cusip Number 26830G 10 5.
     (b) The name and address of Issuer's principal place of business is E-City Software, Inc. 14213 SE 63rd Street, Bellevue, WA 98006

Item 2.  Identity and Background.

(a) This statement is being filed by reporting person On Alert Systems, Inc.

(b) Residence or Business Address: 1600 Canal Street, Ste 1418 New Orleans, LA 70112

(c) Present Principal Business: Gunshot Detection Technology

(d)  Convictions in the last 5 years: NONE

(e)  Securities law violations in the last 5 years: NONE

Item 3.  Source and Amount of Funds or Other Consideration.

All funds used for the acquisition of the shares of the Issuer were the investment funds of On Alert Systems, Inc. and no sums were borrowed from any source to make these acquisitions.

Item 4.  Purpose of Transaction.

On May 23, 2003, E-City Software, Inc. ("the Company") entered into a settlement agreement with Cityscape.com, Inc., a customer with whom the Company had a dispute, due chiefly to the Company's failure to support the product which the customer had purchased and partially paid for. To settle all matters between the parties and to provide that the Company's remaining customers might have product support, Cityscape has agreed to service the Company's existing customers and to release all claims against E-City for a payment of $40,000 and a release from E-City of any claims that it might have against Cityscape, including payment of any remaining amounts due under the original license agreement between the parties.

On May 23, 2003, the Company entered into a strategic alliance agreement with On Alert Systems, Inc., a Nevada corporation. The strategic alliance agreement provides that E-City will sell to On Alert and On Alert agrees to buy 35,000,000 common shares of E-City stock in exchange for strategic cooperation, management expertise and a payment of $40,000 to Cityscape.com, Inc., an E-City customer with whom E-City has a commercial dispute. E-City and On Alert also agreed to cooperate with each other to enhance the mutual possibilities of sales of their combined technology in the gunshot detection and computer mapping markets. Although the Parties have not yet decided precisely what form this cooperation will take, they will use their best efforts to reach a mutually beneficial cooperative solution under the agreement.

In addition, Chief Executive Officer, Sole Director, Principal Accounting Officer, Treasurer and Secretary of the Company, Anis Jessa resigned on May 23, 2003 and appointed William C. Robinson as Chief Executive Officer, Sole Director, Principal Accounting Officer, Treasurer and Secretary of the Company. In addition, the Company has entered into a consulting agreement with Mr. Jessa. The terms of Mr. Jessa's consultancy provide that he will surrender 2,149,000 shares of common stock in E-City which will be held in trust to secure his obligations under the consulting agreement. Mr. Jessa will be compensated by 2,471,350 shares of incentive stock options at a price per share of $0.01 under the agreement, subject to his providing the requisite consulting services. The consulting agreement also provides some anti-dilution protection for Mr. Jessa and provides that the corporation agree to pay certain tax liabilities that it owes in a timely fashion and for which Mr. Jessa may be personally liable in the event of non-payment.

Item 5.  Interest in Securities of the Issuer.

(a) Aggregate number of shares: 35,000,000 shares of Common Stock, $.0001 par value Percentage: 77.5%.

(b) Number of shares with sole voting and disposition power: 35,000,000 shares of Common Stock, $.0001 par value.

(c) Transactions effected during the last sixty days: None.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) On Alert Systems, Inc. continues to be a beneficial owners of more than five percent of the common stock of E-City Software, Inc.

                                  SCHEDULE 13D

CUSIP No. 26830G 10 5                                          Page 5 of 5 Pages

Items 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On Alert Systems, Inc. executed a strategic alliance agreement with E-City Software, Inc. a copy of which is attached as Exhibit A.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A. Strategic Alliance Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.

Dated:  May 23, 2003                     /s/ William Robinson
                                         -----------------------
                                           William Robinson
                                           Chief Executive Officer

EXHIBIT A



Strategic Alliance Agreement

         This Strategic Alliance Agreement ("Agreement") is entered into by and between E-City Software, Inc., a Nevada corporation ("E-City") and On Alert Systems, Inc., a Nevada corporation ("On Alert") effective this 23rd of May, 2003.

         Preamble
         E-City has developed a 3D computer mapping technology for use by municipal, state and federal governments as well as private industry for a variety of mapping applications, including gunshot detection technology. E-City has attempted in the past to identify and negotiate a strategic alliance with a company having such gunshot detection technology, but was unable to do so. Due to economic consequences of the September 11th terrorist attacks, a longer than anticipated sales cycle and a lack of cash reserves, E-City substantially ceased its operations in August, 2002. E-City chief executive Anis Jessa is no longer able, for outside business reasons, to devote significant time and effort to creating new opportunities for E-City. E-City has significant indebtedness and no cash resources. In an effort to enhance shareholder value and to provide the opportunity for growth and revenue enhancement to benefit E-City shareholders and creditors, Mr. Jessa has identified and negotiated a strategic alliance with On Alert to provide management expertise, leadership in gunshot detection technology, assistance with repurposing E-City's existing technological resources and sufficient capital to allow E-City to settle an existing commercial dispute and to provide the possibility through the alliance, on a going forward basis, that E-City creditors might have an opportunity to be repaid.
         On Alert has management expertise, domain knowledge in the gunshot detection area, a technology in gunshot detection that can be used to enhance the value of E-City's 3D computer mapping technology, and sufficient capital to allow E-City to settle its existing commercial dispute.

         Therefore, the Parties have resolved as follows:
1. E-City will sell to On Alert and On Alert agrees to buy 35,000,000 common shares of E-City stock in exchange for strategic cooperation, management expertise and a payment of $40,000 to Cityscape.com, Inc., an E-City customer with whom E-City has a commercial dispute. E-City and On Alert also agree to cooperate with each other to enhance the mutual possibilities of sales of their combined technology in the gunshot detection and computer mapping markets. Although the Parties have not yet decided precisely what form this cooperation will take, they will use their best efforts to reach a mutually beneficial cooperative solution.

2. E-City covenants, warrants and represents that:

a.  It is a corporation under the state of Nevada in good standing.
b.  Appendix A hereto is a complete and accurate list of all debts of E-City.
c. There are no outstanding warrants, options or other rights to purchase common stock.
d. E-City has 10,130,000 shares of common stock outstanding as of the date hereof. No preferred stock is authorized or outstanding.
e. There are no legal, regulatory, or governmental proceedings against E-City and none have been threatened except as stated in Appendix A.
f. Other than the payment of outstanding invoices due to the E-City's auditors for services rendered, there are no disagreements or outstanding issues of any kind related to the annual audit of E-City and E-City knows of no reason why the audit may not be completed in a timely fashion with the exception of outstanding fees.

3. On Alert covenants, warrants and represents that it is a Nevada corporation in good standing and that it has the authority to enter into this binding Agreement.

4. The parties acknowledge that Nevada law will govern this Agreement and that this Agreement contains their complete understanding with respect to the matters discussed herein. This Agreement may be signed in counterparts, together which shall constitute a complete and binding instrument.

In Witness Whereof, the Parties duly affix their signatures hereto as of the date first marked above.

On Alert Systems, Inc.

                           BY:  /s/ William C. Robinson
                                -----------------------
                                William C. Robinson, Chief Executive Officer


E-City Software, Inc.

                           BY:  /s/ Anis Jessa
                                --------------
                                Anis Jessa, Chief Executive Officer

                                   Appendix A
                                       to
                           Strategic License Agreement

                  Total Outstanding Indebtness of E-City Software: $140,500

                  Outstanding Legal or Regulatory Issues:

                  Judgment in favor of former employee Walt Wiley for breach of contract against E-City. Amount $22,500.